TOYOTA MOTOR

CORPORATION

Unaudited Consolidated Financial Statements

For the periods ended

December 31, 2015

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2015 and December 31, 2015

	Yen in millions
	March 31, 2015	December 31, 2015
Assets
Current assets:
Cash and cash equivalents	2,284,557	2,486,250
Time deposits	149,321	680,584
Marketable securities	2,782,099	2,046,339
Trade accounts and notes receivable, less allowance for doubtful accounts	2,108,660	1,915,883
Finance receivables, net	6,269,862	6,154,613
Other receivables	420,708	419,990
Inventories	2,137,618	2,104,725
Deferred income taxes	978,179	908,109
Prepaid expenses and other current assets	805,393	1,463,054

Total current assets	17,936,397	18,179,547

Noncurrent finance receivables, net	9,202,531	9,160,158
Investments and other assets:
Marketable securities and other securities investments	7,632,126	8,013,812
Affiliated companies	2,691,460	2,655,023
Employees receivables	45,206	41,129
Other	926,391	1,024,066

Total investments and other assets	11,295,183	11,734,030

Property, plant and equipment:
Land	1,354,815	1,362,564
Buildings	4,282,839	4,332,650
Machinery and equipment	10,945,377	11,163,708
Vehicles and equipment on operating leases	5,199,986	5,826,901
Construction in progress	581,412	458,759

Total property, plant and equipment, at cost	22,364,429	23,144,582

Less – Accumulated depreciation	(13,068,710)	(13,295,326)

Total property, plant and equipment, net	9,295,719	9,849,256

Total assets	47,729,830	48,922,991

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2015 and December 31, 2015

	Yen in millions
	March 31, 2015	December 31, 2015
Liabilities
Current liabilities:
Short-term borrowings	5,048,188	5,137,936
Current portion of long-term debt	3,915,304	4,294,698
Accounts payable	2,410,588	2,154,347
Other payables	913,013	791,110
Accrued expenses	2,668,666	2,629,562
Income taxes payable	348,786	257,484
Other current liabilities	1,126,951	1,227,262

Total current liabilities	16,431,496	16,492,399

Long-term liabilities:
Long-term debt	10,014,395	10,150,642
Accrued pension and severance costs	880,293	878,789
Deferred income taxes	2,298,469	2,319,184
Other long-term liabilities	457,848	456,135

Total long-term liabilities	13,651,005	13,804,750

Total liabilities	30,082,501	30,297,149

Mezzanine equity
Model AA Class Shares, no par value, authorized: 0 share at March 31, 2015 and 150,000,000 shares at December 31, 2015 issued: 0 share at March 31, 2015 and 47,100,000 shares at December 31, 2015	—	477,977

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2015 and December 31, 2015 issued: 3,417,997,492 shares at March 31, 2015 and 3,337,997,492 shares at December 31, 2015	397,050	397,050
Additional paid-in capital	547,054	546,114
Retained earnings	15,591,947	16,369,731
Accumulated other comprehensive income (loss)	1,477,545	1,346,463
Treasury stock, at cost, 271,183,861 shares at March 31, 2015 and 263,776,915 shares at December 31, 2015	(1,225,465)	(1,371,949)

Total Toyota Motor Corporation shareholders’ equity	16,788,131	17,287,409

Noncontrolling interests	859,198	860,456

Total shareholders’ equity	17,647,329	18,147,865

Commitments and contingencies
Total liabilities, mezzanine equity and shareholders’ equity	47,729,830	48,922,991

Note: The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first nine months ended December 31, 2015

Consolidated Statements of Income

	Yen in millions
	For the first nine months ended December 31, 2014	For the first nine months ended December 31, 2015
Net revenues:
Sales of products	18,929,509	20,028,604
Financing operations	1,186,105	1,402,766

Total net revenues	20,115,614	21,431,370

Costs and expenses:
Cost of products sold	15,401,729	16,125,146
Cost of financing operations	663,605	869,334
Selling, general and administrative	1,935,454	2,131,219

Total costs and expenses	18,000,788	19,125,699

Operating income	2,114,826	2,305,671

Other income (expense):
Interest and dividend income	116,950	135,061
Interest expense	(16,777)	(29,302)
Foreign exchange gain, net	104,286	32,830
Other income (loss), net	36,350	8,652

Total other income (expense)	240,809	147,241

Income before income taxes and equity in earnings of affiliated companies	2,355,635	2,452,912

Provision for income taxes	789,704	736,823
Equity in earnings of affiliated companies	251,037	267,728

Net income	1,816,968	1,983,817

Less – Net income attributable to noncontrolling interests	(90,105)	(97,740)

Net income attributable to Toyota Motor Corporation*	1,726,863	1,886,077

*  Net income attributable to common shareholders for the first nine months ended December 31, 2015 is 1,881,792 million yen, which is derived by deducting dividend and accretion to Model AA Class Shares of 4,285 million yen from Net income attributable to Toyota Motor Corporation.

	Yen
Net income attributable to Toyota Motor Corporation per common share
Basic	545.94	601.44

Diluted	545.68	597.29

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first nine months ended December 31, 2015

Consolidated Statements of Comprehensive Income

	Yen in millions
	For the first nine months ended December 31, 2014	For the first nine months ended December 31, 2015
Net income	1,816,968	1,983,817
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	517,169	(147,185)
Unrealized gains (losses) on securities	547,683	(10,286)
Pension liability adjustments	436	3,356

Total other comprehensive income (loss)	1,065,288	(154,115)

Comprehensive income	2,882,256	1,829,702

Less – Comprehensive income attributable to noncontrolling interests	(126,420)	(74,707)

Comprehensive income attributable to Toyota Motor Corporation	2,755,836	1,754,995

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the third quarter ended December 31, 2015

Consolidated Statements of Income

	Yen in millions
	For the third quarter ended December 31, 2014	For the third quarter ended December 31, 2015
Net revenues:
Sales of products	6,742,115	6,865,988
Financing operations	427,902	473,894

Total net revenues	7,170,017	7,339,882

Costs and expenses:
Cost of products sold	5,476,153	5,606,359
Cost of financing operations	241,636	280,583
Selling, general and administrative	689,348	730,674

Total costs and expenses	6,407,137	6,617,616

Operating income	762,880	722,266

Other income (expense):
Interest and dividend income	43,907	52,025
Interest expense	(7,308)	(9,644)
Foreign exchange gain (loss), net	40,125	(3,760)
Other income (loss), net	6,857	16,874

Total other income (expense)	83,581	55,495

Income before income taxes and equity in earnings of affiliated companies	846,461	777,761

Provision for income taxes	296,113	220,455
Equity in earnings of affiliated companies	85,141	106,066

Net income	635,489	663,372

Less – Net income attributable to noncontrolling interests	(35,462)	(35,407)

Net income attributable to Toyota Motor Corporation*	600,027	627,965

*  Net income attributable to common shareholders for the third quarter ended December 31, 2015 is 626,140 million yen, which is derived by deducting dividend and accretion to Model AA Class Shares of 1,825 million yen from Net income attributable to Toyota Motor Corporation.

	Yen
Net income attributable to Toyota Motor Corporation per common share
Basic	189.87	202.06

Diluted	189.77	199.54

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the third quarter ended December 31, 2015

Consolidated Statements of Comprehensive Income

	Yen in millions
	For the third quarter ended December 31, 2014	For the third quarter ended December 31, 2015
Net income	635,489	663,372
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	374,342	(4,890)
Unrealized gains (losses) on securities	323,715	242,296
Pension liability adjustments	(426)	3,891

Total other comprehensive income (loss)	697,631	241,297

Comprehensive income	1,333,120	904,669

Less – Comprehensive income attributable to noncontrolling interests	(62,472)	(43,111)

Comprehensive income attributable to Toyota Motor Corporation	1,270,648	861,558

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Consolidated Statements of Cash Flows

For the first nine months ended December 31, 2015

	Yen in millions
	For the first nine months ended December 31, 2014	For the first nine months ended December 31, 2015
Cash flows from operating activities:
Net income	1,816,968	1,983,817
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,017,636	1,229,429
Provision for doubtful accounts and credit losses	51,466	71,410
Pension and severance costs, less payments	21,986	18,151
Losses on disposal of fixed assets	19,197	23,717
Unrealized losses on available-for-sale securities, net	2,488	8,127
Deferred income taxes	83,752	93,655
Equity in earnings of affiliated companies	(251,037)	(267,728)
Changes in operating assets and liabilities, and other	(424,845)	(94,705)

Net cash provided by operating activities	2,337,611	3,065,873

Cash flows from investing activities:
Additions to finance receivables	(9,873,674)	(10,404,240)
Collection of and proceeds from sales of finance receivables	9,252,856	9,926,216
Additions to fixed assets excluding equipment leased to others	(753,621)	(937,146)
Additions to equipment leased to others	(1,619,741)	(2,111,378)
Proceeds from sales of fixed assets excluding equipment leased to others	31,714	28,113
Proceeds from sales of equipment leased to others	569,739	802,473
Purchases of marketable securities and security investments	(1,890,945)	(1,921,156)
Proceeds from sales of and maturity of marketable securities and security investments	1,945,071	2,401,360
Changes in investments and other assets, and other	80,906	(724,653)

Net cash used in investing activities	(2,257,695)	(2,940,411)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	3,256,589	3,606,030
Payments of long-term debt	(2,222,231)	(2,811,811)
Increase in short-term borrowings	84,703	187,139
Proceeds from issuance of class shares	—	474,917
Dividends paid to Toyota Motor Corporation class shareholders	—	(1,225)
Dividends paid to Toyota Motor Corporation common shareholders	(554,933)	(704,728)
Dividends paid to noncontrolling interests	(69,188)	(73,041)
Reissuance (repurchase) of treasury stock	(354,233)	(546,413)

Net cash provided by financing activities	140,707	130,868

Effect of exchange rate changes on cash and cash equivalents	136,373	(54,637)

Net increase in cash and cash equivalents	356,996	201,693

Cash and cash equivalents at beginning of period	2,041,170	2,284,557

Cash and cash equivalents at end of period	2,398,166	2,486,250

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

1.	Basis of preparation:

The accompanying unaudited condensed consolidated financial statements of Toyota Motor Corporation (the “parent company”) as of and for the periods ended December 31, 2015, have been prepared in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”) and on substantially the same basis as its annual consolidated financial statements except for certain required disclosures which have been omitted. The unaudited condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2015. The unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the result for that period and the financial condition at that date. The consolidated results for the nine-month and the three-month periods are not necessarily indicative of results to be expected for the full year.

2.	Accounting changes and recent pronouncements to be adopted in future periods:

Accounting changes -

In April 2014, the Financial Accounting Standards Board (“FASB”) issued updated guidance on reporting discontinued operations and disclosures of disposals of components of an entity. Under the new guidance, only disposals that represent a strategic shift and that have (or will have) a major effect on an entity’s operations and financial results should be presented as discontinued operations. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance on April 1, 2015. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

Recent pronouncements to be adopted in future periods -

In May 2014, the FASB issued updated guidance on the recognition of revenue from contracts with customers. This guidance will supersede the current revenue recognition guidance. In August 2015, the FASB issued updated guidance on the deferral of the effective date. As a result, this guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In February 2015, the FASB issued updated guidance that amends the analysis a reporting entity must perform to determine whether it should consolidate certain legal entities. This guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

In April 2015, the FASB issued updated guidance that requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. In August 2015, the FASB issued an additional update which clarifies that debt issuance costs for line of credit agreements may continue to be deferred and amortized. This guidance is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

In April 2015, the FASB issued updated guidance to help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement. This guidance is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In July 2015, the FASB issued updated guidance to simplify the measurement of inventory. This guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In November 2015, the FASB issued updated guidance to simplify the balance sheet classification of deferred taxes. This guidance will require that deferred tax assets and liabilities be classified as noncurrent on the balance sheet. This guidance is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Current deferred tax assets were ¥908.1 billion and current deferred tax liabilities were ¥39.2 billion, as of December 31, 2015.

In January 2016, the FASB issued updated guidance for financial instruments. This guidance addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments and will require entities to measure equity investments at fair value and recognize any changes in fair value in net income. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

3.	Accounting procedures specific to quarterly consolidated financial statements:

Provision for income taxes -

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first nine months by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

4.	Derivative financial instruments:

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

Fair value hedges -

Toyota enters into interest rate swaps and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing interest rate risk exposure. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

For the first nine months and the third quarter ended December 31, 2014 and 2015, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

Undesignated derivative financial instruments -

Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for some of which Toyota is unable to or has elected not to apply hedge accounting.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Fair value and gains or losses on derivative financial instruments -

The following table summarizes the fair values of derivative financial instruments as of March 31, 2015 and December 31, 2015:

	Yen in millions
	March 31, 2015	December 31, 2015
Derivative assets
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	527	—
Investments and other assets - Other	2,880	2,425

Total	3,407	2,425

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	57,915	116,588
Investments and other assets - Other	242,404	268,336

Total	300,319	384,924

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	35,594	21,228
Investments and other assets - Other	—	—

Total	35,594	21,228

Total derivative assets	339,320	408,577
Counterparty netting	(117,794)	(91,977)
Collateral received	(76,891)	(55,526)

Carrying value of derivative assets	144,635	261,074

Derivative liabilities
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Other current liabilities	(4,793)	(6,652)
Other long-term liabilities	(401)	(485)

Total	(5,194)	(7,137)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Other current liabilities	(94,801)	(68,689)
Other long-term liabilities	(253,428)	(241,305)

Total	(348,229)	(309,994)

Foreign exchange forward and option contracts
Other current liabilities	(7,307)	(6,344)
Other long-term liabilities	(1)	—

Total	(7,308)	(6,344)

Total derivative liabilities	(360,731)	(323,475)
Counterparty netting	117,794	91,977
Collateral posted	213,937	211,003

Carrying value of derivative liabilities	(29,000)	(20,495)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the notional amounts of derivative financial instruments as of March 31, 2015 and December 31, 2015:

	Yen in millions
	March 31, 2015		December 31, 2015
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	85,561	18,634,479	62,958	19,248,273
Foreign exchange forward and option contracts	—	2,625,106	—	2,596,231

Total	85,561	21,259,585	62,958	21,844,504

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the first nine months and the third quarter ended December 31, 2014 and 2015:

	Yen in millions
	For the first nine months ended December 31, 2014		For the first nine months ended December 31, 2015
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Cost of financing operations	(13,691)	13,781	(2,923)	2,924

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	1,480		101,395
Foreign exchange gain (loss), net	3,851		6,934
Foreign exchange forward and option contracts
Cost of financing operations	14,104		5,072
Foreign exchange gain (loss), net	(50,647)		43,521

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	For the third quarter ended December 31, 2014		For the third quarter ended December 31, 2015
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Cost of financing operations	(6,208)	6,239	(786)	802

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	27,384		(9,537)
Foreign exchange gain (loss), net	1,642		(6,712)
Foreign exchange forward and option contracts
Cost of financing operations	8,276		(1,858)
Foreign exchange gain (loss), net	(56,656)		10,028

Undesignated derivative financial instruments are used to manage economic risks of fluctuations in foreign currency exchange rates and interest rates of certain receivables and payables. Those economic risks are offset by changes in the fair value of undesignated derivative financial instruments.

Cash flows from transactions of derivative financial instruments are included in cash flows from operating activities in the consolidated statements of cash flows.

Credit risk related contingent features -

Toyota enters into International Swaps and Derivatives Association Master Agreements with counterparties. These Master Agreements contain a provision requiring either Toyota or the counterparty to settle the contract or to post assets to the other party in the event of a ratings downgrade below a specified threshold.

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position after being offset by cash collateral as of December 31, 2015 is ¥10,898 million. The aggregate fair value amount of assets that are already posted as cash collateral as of December 31, 2015 is ¥195,147 million. If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥10,898 million as of December 31, 2015.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

5.	Contingencies:

Guarantees -

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of December 31, 2015 is ¥2,309,207 million. Liabilities for guarantees totaling ¥5,627 million have been provided as of December 31, 2015. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal proceedings -

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. Since 2009, Toyota issued safety campaigns related to the risk of floor mat entrapment of accelerator pedals and vehicle recalls related to slow-to-return or sticky accelerator pedals. In March 2014, Toyota entered into a Deferred Prosecution Agreement (“DPA”) to resolve an investigation by the U.S. Attorney for the Southern District of New York (“SDNY”) related to unintended acceleration in certain of its vehicles. The DPA provides for an independent monitor to review and assess policies and procedures relating to Toyota’s safety communications process, its process for sharing vehicle accident information internally and its process for preparing and sharing certain technical reports.

In 2010, there was a recall related to the software program that controls the antilock braking system in certain models, including the Prius, which led to putative class action lawsuits on behalf of owners of recalled vehicles and owners of vehicles which were not recalled. The United States District Court for the Central District of California denied the plaintiffs’ motions for class certification and granted summary judgment in Toyota’s favor denying the plaintiffs’ claims related to both the recalled vehicles and the non-recalled vehicles. Proceedings involving the recalled vehicles have concluded; the appeals of the granting of summary judgment and the denial of class certification of the claims for the non-recalled vehicles are still pending.

Personal injury and wrongful death claims involving allegations of unintended acceleration are pending in several consolidated proceedings in federal and state courts, as well as in individual cases in various other states. The judges in the consolidated federal action and the consolidated California state action have approved an Intensive Settlement Process (“ISP”) for such claims in those actions. Under the ISP, all individual claims within the consolidated actions are stayed pending completion of a process to assess whether they can be resolved on terms acceptable to the parties. Cases not resolved after completion of the ISP will then proceed to discovery and toward trial. Toyota has offered the ISP process to plaintiffs in other consolidated actions and in individual cases, as well.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Toyota has been named as a defendant in 28 economic loss class action lawsuits, which, together with similar lawsuits against Takata and other automakers, have been made part of a multi-district litigation proceeding in the United States District Court for the Southern District of Florida, arising out of allegations that airbag inflators manufactured by Takata are defective. These lawsuits are at a very early stage.

Toyota has received a request for information from the SDNY related to statements concerning one or more reported injuries sustained in Toyota vehicles following deployments of Takata airbags. Toyota is cooperating with the request.

Toyota recently self-reported a process gap in fulfilling certain emissions defect information reporting requirements with the U.S. Environmental Protection Agency (“EPA”) and California Air Resources Board, including updates on its repair completion rates for recalled emissions components and certain other reports concerning emissions related defects. Toyota is involved in discussions with these agencies. The SDNY and EPA have requested certain follow-up information regarding this reporting issue, and Toyota is cooperating with the request.

Toyota also has various other pending legal actions and claims, including without limitation personal injury and wrongful death lawsuits and claims in the United States, and is subject to government investigations from-time-to-time.

Beyond the amounts accrued with respect to all aforementioned matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the pending legal matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Based upon information currently available to Toyota, however, Toyota believes that its losses from these matters, if any, beyond the amounts accrued, would not have a material adverse effect on Toyota’s financial position, results of operations or cash flows.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

6.	Segment data:

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing, and vehicle and equipment leasing operations to assist in the merchandising of the parent company and its affiliated companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other businesses.

The following tables present certain information regarding Toyota’s industry or geographic segments and overseas revenues by destination for the first nine months and the third quarter ended December 31, 2014 and 2015.

Segment operating results -

For the first nine months ended December 31, 2014:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	18,514,257	1,186,105	415,252	—	20,115,614
Inter-segment sales and transfers	42,694	29,008	441,054	(512,756)	—

Total	18,556,951	1,215,113	856,306	(512,756)	20,115,614
Operating expenses	16,765,356	930,070	813,078	(507,716)	18,000,788

Operating income	1,791,595	285,043	43,228	(5,040)	2,114,826

For the first nine months ended December 31, 2015:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	19,555,545	1,402,766	473,059	—	21,431,370
Inter-segment sales and transfers	42,408	31,188	361,553	(435,149)	—

Total	19,597,953	1,433,954	834,612	(435,149)	21,431,370
Operating expenses	17,598,939	1,168,884	789,487	(431,611)	19,125,699

Operating income	1,999,014	265,070	45,125	(3,538)	2,305,671

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

For the third quarter ended December 31, 2014:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,595,190	427,902	146,925	—	7,170,017
Inter-segment sales and transfers	14,495	9,837	154,150	(178,482)	—

Total	6,609,685	437,739	301,075	(178,482)	7,170,017
Operating expenses	5,958,362	337,211	286,255	(174,691)	6,407,137

Operating income	651,323	100,528	14,820	(3,791)	762,880

For the third quarter ended December 31, 2015:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,698,705	473,894	167,283	—	7,339,882
Inter-segment sales and transfers	16,317	10,079	115,781	(142,177)	—

Total	6,715,022	483,973	283,064	(142,177)	7,339,882
Operating expenses	6,107,362	384,746	265,174	(139,666)	6,617,616

Operating income	607,660	99,227	17,890	(2,511)	722,266

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Geographic information -

For the first nine months ended December 31, 2014:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	5,976,817	6,971,138	2,029,188	3,399,998	1,738,473	—	20,115,614
Inter-segment sales and transfers	4,529,866	183,616	108,049	300,964	151,815	(5,274,310)	—

Total	10,506,683	7,154,754	2,137,237	3,700,962	1,890,288	(5,274,310)	20,115,614
Operating expenses	9,363,106	6,658,332	2,070,759	3,380,344	1,782,991	(5,254,744)	18,000,788

Operating income	1,143,577	496,422	66,478	320,618	107,297	(19,566)	2,114,826

For the first nine months ended December 31, 2015:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,334,209	8,220,267	1,862,267	3,439,764	1,574,863	—	21,431,370
Inter-segment sales and transfers	4,739,580	167,522	103,998	362,500	168,776	(5,542,376)	—

Total	11,073,789	8,387,789	1,966,265	3,802,264	1,743,639	(5,542,376)	21,431,370
Operating expenses	9,722,808	7,961,645	1,915,499	3,423,300	1,651,717	(5,549,270)	19,125,699

Operating income	1,350,981	426,144	50,766	378,964	91,922	6,894	2,305,671

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

For the third quarter ended December 31, 2014:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	2,007,235	2,594,014	728,988	1,214,474	625,306	—	7,170,017
Inter-segment sales and transfers	1,648,635	60,989	42,375	103,871	58,952	(1,914,822)	—

Total	3,655,870	2,655,003	771,363	1,318,345	684,258	(1,914,822)	7,170,017
Operating expenses	3,231,060	2,471,248	738,089	1,210,647	654,917	(1,898,824)	6,407,137

Operating income	424,810	183,755	33,274	107,698	29,341	(15,998)	762,880

For the third quarter ended December 31, 2015:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	2,184,630	2,803,501	617,971	1,235,506	498,274	—	7,339,882
Inter-segment sales and transfers	1,666,984	53,496	38,981	125,666	60,543	(1,945,670)	—

Total	3,851,614	2,856,997	656,952	1,361,172	558,817	(1,945,670)	7,339,882
Operating expenses	3,458,866	2,706,247	636,437	1,226,338	533,789	(1,944,061)	6,617,616

Operating income	392,748	150,750	20,515	134,834	25,028	(1,609)	722,266

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

Transfers between industry or geographic segments are made at amounts which Toyota’s management believes approximate arm’s-length transactions. In measuring the reportable segments’ income or losses, operating income consists of revenue less operating expenses.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Overseas revenues by destination -

The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under U.S.GAAP, Toyota discloses this information in order to provide financial statements users with valuable information.

For the first nine months ended December 31, 2014:

	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	6,934,892	1,912,423	3,169,318	3,771,190	15,787,823
Consolidated sales	—	—	—	—	20,115,614
Ratio of overseas sales to consolidated sales	34.5%	9.5%	15.8%	18.7%	78.5%

For the first nine months ended December 31, 2015:

	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	8,189,146	1,695,475	3,287,562	3,700,458	16,872,641
Consolidated sales	—	—	—	—	21,431,370
Ratio of overseas sales to consolidated sales	38.2%	7.9%	15.3%	17.3%	78.7%

For the third quarter ended December 31, 2014:

	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	2,576,293	684,444	1,114,423	1,358,122	5,733,282
Consolidated sales	—	—	—	—	7,170,017
Ratio of overseas sales to consolidated sales	35.9%	9.6%	15.5%	19.0%	80.0%

For the third quarter ended December 31, 2015:

	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	2,794,457	557,335	1,224,044	1,228,336	5,804,172
Consolidated sales	—	—	—	—	7,339,882
Ratio of overseas sales to consolidated sales	38.1%	7.6%	16.7%	16.7%	79.1%

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

7.	Per share amounts:

Reconciliations of the differences between basic and diluted net income attributable to Toyota Motor Corporation per common share for the first nine months and the third quarter ended December 31, 2014 and 2015 are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted-average common shares	Net income attributable to Toyota Motor Corporation per common share
For the first nine months ended December 31, 2014
Basic net income attributable to Toyota Motor Corporation per common share	1,726,863	3,163,079	545.94
Effect of dilutive securities
Assumed exercise of dilutive stock options	(38)	1,456

Diluted net income attributable to Toyota Motor Corporation per common share	1,726,825	3,164,535	545.68

For the first nine months ended December 31, 2015
Net income attributable to Toyota Motor Corporation	1,886,077
Accretion to Mezzanine equity	(2,448)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(1,837)

Basic net income attributable to Toyota Motor Corporation per common share	1,881,792	3,128,810	601.44
Effect of dilutive securities
Model AA Class Shares	4,285	27,575
Assumed exercise of dilutive stock options	(23)	1,310

Diluted net income attributable to Toyota Motor Corporation per common share	1,886,054	3,157,695	597.29

For the third quarter ended December 31, 2014
Basic net income attributable to Toyota Motor Corporation per common share	600,027	3,160,151	189.87
Effect of dilutive securities
Assumed exercise of dilutive stock options	(13)	1,667

Diluted net income attributable to Toyota Motor Corporation per common share	600,014	3,161,818	189.77

For the third quarter ended December 31, 2015
Net income attributable to Toyota Motor Corporation	627,965
Accretion to Mezzanine equity	(1,213)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(612)

Basic net income attributable to Toyota Motor Corporation per common share	626,140	3,098,772	202.06
Effect of dilutive securities
Model AA Class Shares	1,825	47,100
Assumed exercise of dilutive stock options	(6)	1,159

Diluted net income attributable to Toyota Motor Corporation per common share	627,959	3,147,031	199.54

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Stock options that were not included in the computation of diluted net income attributable to Toyota Motor Corporation per common share for the first nine months and the third quarter ended December 31, 2014 were 1,239 thousand shares, because the options’ exercise prices were greater than the average market price per common share during the period. There were no stock options that were not included in the computation of diluted net income attributable to Toyota Motor Corporation per common share for the first nine months and the third quarter ended December 31, 2015.

On June 16, 2015, at the Ordinary General Shareholders’ Meeting, the shareholders of the parent company approved to distribute year-end cash dividends of ¥393,352 million, ¥125 per common share, to common shareholders effective on June 17, 2015. On November 5, 2015, the Board of Directors of the parent company resolved to distribute interim cash dividends of ¥311,376 million, ¥100 per common share, to common shareholders effective on November 27, 2015.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

8.	Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; valuation of assets or liabilities using inputs, other than quoted prices, that are observable

Level 3:	Valuation of assets or liabilities using unobservable inputs which reflect the reporting entity’s assumptions

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis as of March 31, 2015 and December 31, 2015. Transfers between levels of the fair value are recognized at the end of their respective reporting periods:

	Yen in millions
	March 31, 2015
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	145,923	348,487	—	494,410
Marketable securities and other securities investments
Public and corporate bonds	6,129,824	1,038,810	12,317	7,180,951
Common stocks	2,704,814	—	—	2,704,814
Other	61,538	369,184	—	430,722
Derivative financial instruments	—	338,310	1,010	339,320

Total	9,042,099	2,094,791	13,327	11,150,217

Liabilities
Derivative financial instruments	—	(360,731)	—	(360,731)

Total	—	(360,731)	—	(360,731)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	December 31, 2015
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	223,325	273,370	—	496,695
Time deposits	—	440,000	—	440,000
Marketable securities and other securities investments
Public and corporate bonds	5,435,466	1,093,149	10,975	6,539,590
Common stocks	2,870,524	—	—	2,870,524
Other	136,096	419,133	—	555,229
Derivative financial instruments	—	408,464	113	408,577

Total	8,665,411	2,634,116	11,088	11,310,615

Liabilities
Derivative financial instruments	—	(322,739)	(736)	(323,475)

Total	—	(322,739)	(736)	(323,475)

The following is description of the assets and liabilities measured at fair value, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Cash equivalents and time deposits -

Cash equivalents include money market funds and other investments with original maturities of three months or less. Cash equivalents classified in Level 2 include negotiable certificates of deposit with original maturities of three months or less. These are measured at fair value using primarily observable interest rates in the market. Time deposits consist of negotiable certificates of deposit with original maturities over three months. These are measured at fair value using primarily observable interest rates in the market.

Marketable securities and other securities investments -

Marketable securities and other securities investments include public and corporate bonds, common stocks and other investments. Public and corporate bonds include government bonds and represent 43% of Japanese bonds, and 57% of U.S., European and other bonds as of March 31, 2015, and 37% of Japanese bonds, and 63% of U.S., European and other bonds as of December 31, 2015. Listed stocks on the Japanese stock markets represent 88% and 91% of common stocks as of March 31, 2015 and December 31, 2015, respectively. Toyota uses primarily quoted market prices for identical assets to measure fair value of these securities. “Other” includes investment trusts. Generally, Toyota uses quoted market prices for similar assets or quoted non-active market prices for identical assets to measure fair value of these securities. These assets are classified in Level 2.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Derivative financial instruments -

See note 4 to the consolidated financial statements about derivative financial instruments. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified in Level 2. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified in Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance risk, using such as credit default probabilities.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the first nine months and third quarter ended December 31, 2014 and 2015 were not material.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. The assets and liabilities measured at fair value on a nonrecurring basis for the first nine months and third quarter ended December 31, 2014 and 2015 were not material.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

9.	Accumulated other comprehensive income:

Changes in accumulated other comprehensive income (loss) are as follows:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Pension liability adjustments	Accumulated other comprehensive income (loss)
For the first nine months ended December 31, 2014
Balance at March 31, 2014	(516,538)	1,160,563	(115,864)	528,161
Other comprehensive income (loss) before reclassifications	517,169	561,731	(1,102)	1,077,798
Reclassifications	—	(14,048)	1,538	(12,510)

Other comprehensive income (loss), net of tax	517,169	547,683	436	1,065,288
Less – Other comprehensive income attributable to noncontrolling interests	(30,737)	(5,929)	351	(36,315)

Balance at December 31, 2014	(30,106)	1,702,317	(115,077)	1,557,134

For the first nine months ended December 31, 2015
Balance at March 31, 2015	(136,090)	1,727,565	(113,930)	1,477,545
Other comprehensive income (loss) before reclassifications	(166,210)	5,390	(698)	(161,518)
Reclassifications	19,025	(15,676)	4,054	7,403

Other comprehensive income (loss), net of tax	(147,185)	(10,286)	3,356	(154,115)
Less – Other comprehensive income attributable to noncontrolling interests	21,175	1,561	297	23,033

Balance at December 31, 2015	(262,100)	1,718,840	(110,277)	1,346,463

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Reclassifications consist of the following:

	Yen in millions
	For the first nine months ended December 31, 2014	For the first nine months ended December 31, 2015	Affected line items in the consolidated statements of income
Foreign currency translation adjustments:
	—	19,025	Other income, net

	—	19,025	Income before income taxes and equity in earnings of affiliated companies
	—	—	Provision for income taxes

	—	19,025	Net income

Unrealized gains (losses) on securities:
	(5,869)	1,230	Financing operations
	(8,271)	(22,971)	Foreign exchange gain, net
	(8,348)	(1,155)	Other income, net

	(22,488)	(22,896)	Income before income taxes and equity in earnings of affiliated companies
	8,439	7,256	Provision for income taxes
	1	(36)	Equity in earnings of affiliated companies

	(14,048)	(15,676)	Net income

Pension liability adjustments:
Recognized net actuarial loss	5,800	9,712	*1
Amortization of prior service costs	(3,491)	(3,191)	*1

	2,309	6,521	Income before income taxes and equity in earnings of affiliated companies
	(771)	(2,467)	Provision for income taxes

	1,538	4,054	Net income

Total reclassifications, net of tax	(12,510)	7,403

Amounts of reclassifications in parentheses indicate gains in the consolidated statements of income.

*1:	These components are included in the computation of net periodic pension cost.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

10.	Class Shares:

Toyota Motor Corporation (“TMC”) issued First Series Model AA Class Shares (the “Model AA Class Shares”) on July 24, 2015. Presented below is additional information regarding the Model AA Class Shares:

Total number of shares issued	:	47,100,000 shares

Issue price	:	10,598 yen per share

Purchase price	:	10,121.09 yen per share

Voting rights	:	Model AA Class Shares shall have voting rights. The number of shares constituting one unit with respect to Model AA Class Shares shall be 100.

Restrictions on transfer	:	Model AA Class Shares shall have restrictions on transfer.

Dividends	:	(1) If the record date falls in the fiscal year ending on March 31, 2016 : 0.5% of the issue price
(2) If the record date falls in the fiscal year ending on March 31, 2017 through March 31, 2020 : the annual dividend rate for the previous fiscal year plus 0.5% of the issue price
(3) If the record date falls in the fiscal year ending on March 31, 2021 or later : 2.5% of the issue price

Shareholder’s right	:	(1) Shareholder’s conversion right into Common Shares

Shareholders of the Model AA Class Shares may demand TMC to acquire all or a part of their Model AA Class Shares in exchange for Common Shares on the first business day of April and October of every year, starting October 1, 2020.

(2) Shareholder’s cash put option

Shareholders of the Model AA Class Shares may demand TMC to acquire all or a part of their Model AA Class Shares in exchange for cash on the last business day of March, June, September and December of each year, starting on September 1, 2020.

TMC’s right	:	TMC may acquire, on or after April 2, 2021, all of the outstanding Model AA Class Shares in exchange for cash.

The Model AA Class Shares will not be treated as shareholders’ equity because the shareholders of the Model AA Class Shares will have cash put options and hence, the Model AA Class Shares will be reported as mezzanine equity, a separate line item between liabilities and shareholders’ equity.

The difference between the issuance amount and initial carrying amount of the mezzanine equity is adjusted for accretion of the mezzanine equity over a period of time from the issuance date until the Class Shares can first be redeemed.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

11.	Significant subsequent events:

Due to parts shortages resulting from an explosion that occurred in January 2016 at a supplier, Toyota has suspended its production mainly on its vehicle assembly lines within Japan from February 8 through February 13. Operations are scheduled to recommence on February 15. It is uncertain how this suspension will affect Toyota’s financial results.